November 1, 2011

J.P. Morgan Fleming Mutual Fund Group, Inc.

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc., JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses and expenses related to the JPMorgan Funds’ Board of Trustees deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing its registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: J.P. Morgan Fleming Mutual Fund Group, Inc.

By:

SCHEDULE A

Fund Name	Class	Fiscal Year End	Expense Cap	Expense Cap Period End
JPMorgan Mid Cap Value Fund	Class A	June 30	1.24%	October 31, 2012
	Class B	June 30	1.75%	October 31, 2012
	Class C	June 30	1.75%	October 31, 2012
	Select	June 30	0.99%	October 31, 2012
	Institutional	June 30	0.75%	October 31, 2012
	Class R2	June 30	1.50%	October 31, 2012